May 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Jennifer Gowetski
              Senior Counsel - Office of Real Estate and Commodities

Re:     SL Green Realty Corp.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 333-167793-02

Dear Mrs. Gowetski:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 10, 2016 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2015 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 29, 2016 (the “Form 10-K”).  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Item 2. Properties, page 24

Lease Expirations, page 29

1.
We note your lease expiration tables beginning on page 29 and your response in your letter dated March 29, 2013. In future periodic reports, please revise each table to include a column disclosing the percentage of gross annual rental represented by the expiring leases or advise.

The Company and the Partnership advise the Staff that the Company and the Partnership report annualized cash rent represented by the expiring leases. The Company and the Partnership further advise the Staff that in future filings it will expand each of the existing lease expiration tables to include a column disclosing the percentage of annualized cash rent represented by the expiring leases.

*                *                *

In accordance with your request, the Company and the Partnership hereby acknowledge that:

•	the Company and the Partnership are responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

420 Lexington Avenue · New York, NY  10170 · (212) 594-2700 · Fax (212) 216-1790

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	the Company and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*                *                *

If you have any questions with respect to the foregoing, please contact me at (212)-216-1714 or Andrew Levine, Esq., our Chief Legal Officer and General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

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